ALTAI RESOURCES INC.

2550 Victoria Park Avenue, Suite 738, Toronto, Ontario, Canada, M2J 5A9 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: info@altairesources.com • Internet: http://www.altairesources.com

January 29, 2009

**By Sedar Filing**

**Ontario Securities Commission**
**Autorité des marché financiers**
**British Columbia Securities Commission**
**Alberta Securities Commission**
**TSX Venture Exchange**



Dear Sirs:

**RE: ALTAI RESOURCES INC. - CHANGE OF AUDITORS NOTICE**

Pursuant to National Instrument 51-102 please find attached the reporting requirements for the recent change of auditors completed by the company.

Yours truly,
**ALTAI RESOURCES INC.**



*"Maria Au"*
Maria Au
Secretary-Treasurer

c.c. Bolton & Bolton, Chartered Accountants
43 Colborne Street, PH
Toronto, Ontario
M5E 1E3

Sievert & Sawrantschuk LLP, Chartered Accountants
43 Colborne Street, PH
Toronto, Ontario
M5E 1E3

dlw 2/20

ALTAI RESOURCES INC.

2550 Victoria Park Avenue, Suite 738, Toronto, Ontario, Canada, M2J 5A9 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: info@altairesources.com • Internet: http://www.altairesources.com

January 21, 2009

# NOTICE OF CHANGE OF AUDITOR

TO: BOLTON & BOLTON, CHARTERED ACCOUNTANTS

AND TO: SIEVERT & SAWRANTSCHUK LLP, CHARTERED ACCOUNTANTS

TAKE NOTICE THAT Bolton & Bolton, Chartered Accountants, the former auditor of Altai Resources Inc. (the "Company"), has received notice effective January 12, 2009 and Sievert & Sawrantschuk LLP has been appointed successor auditor in its place.

TAKE FURTHER NOTICE THAT:

(a) The decision by the Company to change of auditor was caused by the amalgamation of Bolton & Bolton, Chartered Accountants with Sievert & Sawrantschuk LLP, Chartered Accountants;

(b) The directors of the Company have accepted the notice given to Bolton & Bolton, Chartered Accountants and approved the appointment of Sievert & Sawrantschuk LLP, Chartered Accountants as the auditor of the Company in its place for the balance of the unexpired term of Bolton & Bolton, Chartered Accountants, being until the close of the next following annual meeting of the shareholders of the Company;

(c) No report has been issued for the fiscal year ended December 31, 2008 at this time. There have been no reservations contained in the auditors reports on the audited annual financial statements of the Company for the two (2) fiscal years ended December 31, 2007 and 2006; and

(d) In the opinion of the Company no reportable events have occurred.

DATED at Toronto, Ontario this 21st day January, 2009.

ALTAI RESOURCES INC.

*"Niyazi Kacira"*
Niyazi Kacira
President

BOLTON & BOLTON
Chartered Accountants

January 28, 2009

Ontario Securities Commission
Autorite des Marche Financiers
British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs:

Re: Notice of Change of Auditors of Altai Resources Inc.

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice dated January 21, 2009 and based on our knowledge of the information at that time, we agree with the information contained in the Notice.

Yours very truly,

Bolton & Bolton

Bolton & Bolton
Chartered Accountants
Licensed Public Accountants

43 Colborne Street, PH, Toronto, Ontario M5E 1E3

SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950

SIEVERT & SAWRANTSCHUK LLP
CHARTERED ACCOUNTANTS

43 Colborne Street, PH
Toronto, Ontario M5E 1E3
Tel: (416) 979-7444 Fax: (416) 979-8432
email: sievertca@baxter.net
www.sievert.on.ca

January 28, 2009

Ontario Securities Commission
Autorite des Marche Financiers
British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs:

Re: Notice of Change of Auditors of Altai Resources Inc.

As required by National Instrument 51-102 (Part 4.11) – *Continuous Disclosure Obligations*, we confirm that we have reviewed the information contained in the Notice of Change of Auditors of Altai Resources Inc., dated this 21st day of January 2009 and, based on our knowledge of the information at that time, we agree with the information contained in the Notice.

We understand that a copy of the Notice and this letter will be mailed to the Shareholders of the Corporation for the next annual meeting of the shareholders.

Yours very truly,

Sievert & Sawrantschuk LLP

Sievert & Sawrantschuk LLP
Chartered Accountants
Licensed Public Accountants

END